

Management Report: 2022

James Bay Distillers, Ltd.

For the period ended December 31, 2022

JAMES BAY

DISTILLERS

PAINE FIELD, EVERETT, WA

Contents:

- Profit & Loss Statement
- Balance Sheet
- Statement of Cash Flows
- Notes on Financial Statements

Prepared on 11 April 2023.

For WeFunder Investor Use Only. Prepared Using GAAP standards.

Income Statement (Profit and Loss)

James Bay Distillers, Ltd.
For the year ended December 31, 2022

	2022
Income	
Sales	171,241.19
Total Income	171,241.19
Cost of Goods Sold	
Bottling Supplies COGS	6,848.31
Cost of Goods Sold	28,332.00
Total Cost of Goods Sold	35,180.31
Gross Profit	136,060.88
Operating Expenses	
Accounting/Bookkeeping	10,224.78
Advertising & Marketing	11,933.86
Airfare & Transportation	413.90
Amortization Expense	789.93
Auto - Mileage Reimbursement	342.77
Bank Charges & Fees	352.70
Building Janitorial & Maintenance	343.81
Business Meals - Selling	70.42
Day Labor (Misc Labor)	704.21
Depreciation expense	232.84
Distillery Decor & Fixtures <$1,500	22.00
Dues & Subscriptions	3,897.90
Employee Benefits	111.83
Employee Benefits (Dental)	1,449.00
Freight & Shipping- Outbound	2,541.05
Gas & Electricity	2,106.80
Insurance - Business & Liability	4,812.26
Internet and Cable	3,175.97
Legal Expense	2,500.00
Licenses & Permits	1,121.76
Meals - Travel Meals	29.11
Office Supplies & Software	8,635.39
Parking & Tolls	35.44
Payroll Taxes	5,387.00
Postage & Mail Expenses	1,023.82
Professional Services	3,318.00
Refuse & Disposal	120.00

	2022
Rent & Lease	49,056.28
Salaries & Wages	47,817.92
Security System	11.04
Selling Expenses	7,983.15
Small Tool/Equip/Fixtures <$2,500	444.13
State & Local Excise Taxes	16,828.07
Taxes & Licenses	520.00
Telephone	1,759.95
Total Operating Expenses	190,117.09

Operating Income

(54,056.21)

Other Income / (Expense)

Interest Income	1.89
Total Other Income / (Expense)	1.89

Net Income

(54,054.32)

Balance Sheet

James Bay Distillers, Ltd.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
BECU Checking - 3001	5,179.71
BECU Checking - 3051 (Payroll)	103.45
WA Trust-0387	3,252.24
WA Trust-7337	293.57
PNC Checking - 3839	361.41
Cash on hand	110.00
Total Cash and Cash Equivalents	9,300.38
Accounts Receivable	
Accounts Receivable (A/R)	8,520.00
Total Accounts Receivable	8,520.00
Inventory	
Bulk/barreled Spirit	36,552.39
Bottled Spirit	7,590.13
Raw Materials (Non-Spirits)	810.49
Supplies	24,178.25
Retail Items Inventory (Non-Spirits)	1,567.00
Total Inventory	70,698.26
Total Current Assets	88,518.64
Fixed Assets	
Distillation & Distillery Equipment	106,890.49
Leasehold Improvements	56,826.74
Accumulated Depreciation	(155,473.68)
Patents and Trademarks	13,268.56
Accumulated Amortization	(2,030.30)
Total Fixed Assets	19,481.81
Total Assets	108,000.45
Liabilities and Equity	
Equity	
Additional Paid in Capital	866,559.40
Retained Earnings	(758,558.95)
Total Equity	108,000.45
Total Liabilities and Equity	108,000.45

Statement of Cash Flows

James Bay Distillers, Ltd.
For the year ended December 31, 2022

	2022
Operating Activities	
Receipts from customers	162,721.19
Payments to suppliers and employees	(224,274.63)
Cash receipts from other operating activities	1.89
Cash payments from other operating activities	(1,022.77)
Net Cash Flows from Operating Activities	(62,574.32)
Investing Activities	
Proceeds from sale of property, plant and equipment	1,022.77
Payment for property, plant and equipment	(1,419.54)
Other cash items from investing activities	5,828.69
Net Cash Flows from Investing Activities	5,431.92
Financing Activities	
Other cash items from financing activities	37,000.00
Net Cash Flows from Financing Activities	37,000.00
Net Cash Flows	(20,142.40)
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	29,442.78
Net cash flows	(20,142.40)
Cash and cash equivalents at end of period	9,300.38
Net change in cash for period	(20,142.40)

Notes to Financial Statements 2022

Summary of Significant Accounting Policies

The Company

James Bay Distillers, Ltd. (the "Company") was incorporated in the State of Virginia in February 2014. The Company distills and produces whiskies and gins from its manufacturing site in Everett, WA. The Company registered in Washington State in 2017. The company is registered also in British Columbia, Canada (since 2016) which provides BC permission for the US company to act in BC. There is no separate company in Canada.

The Company started and continues with the mission to produce super-premium, top-shelf competitive whiskies, gins and vodka. The company does not produce discount products.

Of the 12 current products, eight are rated 90-points and above; four are double-gold medal award winners; one is a whisky of the year; a vodka is rated "1 of the top 9 vodkas" in the US and "1 of the top 100 spirits" in the US.

Going Concern

Since Inception, the Company has relied on funds from owners and investors as well as revenue to fund its operations. As of the close of this period the Company increased sales of bottles from FY 2021 by 170%. Nonetheless, the company incurred a loss due to several factors: the capital-intensive nature of distilling, lingering effects of the unanticipated worldwide pandemic, significant inflationary effects on consumer purchases and the cost of inputs for COGS and also the general concerns about the US economy. These matters may raise concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, to increase sales through expanded distribution as well as the Company's ability to achieve additional domestic and export clients. The Company has refined its manufacturing process leading to improved scales of economy and reduction in manufacturing time per product. Expanded sales and production contracts are in place in Q1 2023 to continue the company's growth.

Equity Statement

The fully-paid in Capital at December 31, 2022 is $866,559.40, and is shown in the included financials.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Fixed assets are maintained on a tax basis. These statements are prepared using Xero and Intuit software and data input and review from the Seattle-based CPA firm of Hagen, Kurth, Perman & Co., P.S.

Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Risks and Uncertainties

The Company has had a manufacturing history since 2019. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include the following: recession, inflation, changes in currency exchange rates, economic downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice.

Factoring Agreements

During the period of this report, the Company has investigated accounts receivable factoring agreements for export sales with Export Import Bank in anticipation of export sales. There have been no factoring transactions to date.

Inventory

Inventories are stated at cost.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Intangible Assets

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1

- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3

- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institutions used by the company are financially sound and the risk of loss is low. There is not now any balance at a financial institution which exceeds the federally insured limits.

Income Taxes

The Company is a C Corporation for federal income tax purposes. Income taxes are calculated by the accounting firm Hagen, Kurth, Perman & Co. P.S. of Seattle, and are reviewed by the Company prior to annual filing.

Capital Gains Taxes

The Company is compliant with IRS Tax Code Section 1202 and barring any unforeseen events or changes in IRS rulings, and assuming that all shareholders will have met the standards of the 1202 shares sale tests at the time of exit or acquisition, the sale of shares will be free of capital gains taxes for shareholders.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue for the period of the report is in the relevant tables, above.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Convertible Notes

The Company has not issued any promissory notes.

Equity: Common Stock

The Company has authorized 65,000 shares of its common stock with a sale value of $50.00/each. There is no other class of shares. See Financial Statements for Equity values.

Line of Credit and Debt

The Company does not maintain a line of credit. The company has no debt.

Note Payable – Related Party

There are no notes payable, whether related party or not. The company has held a lease arrangement with Paine Field/Snohomish County since January 2018. That lease will continue until 2028 and has additional option years.

Subsequent Events

The Company has evaluated events through the period of this report, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure. The above statements and text in this document include forward looking statements which cannot be guaranteed.

Investment Notice

All Content is proprietary and confidential. No company shares or ownership offer, sale or solicitations of interest are made pursuant to this document. Investor offers, sales and solicitations of interest are only made through the company's subscription agreement and compliance with Reg D 506(b).

End of Notes.